Exhibit 3.8

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF DESIGNATIONS

OF

SERIES B MANDATORILY CONVERTIBLE PREFERRED STOCK

OF ENERGY & EXPLORATION PARTNERS, INC.

Energy & Exploration Partners, Inc., a Delaware corporation (the “Corporation”), through the undersigned duly authorized officer and in accordance with the provisions of Section 103 and 151 of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY as of July 22, 2014 that pursuant to authority expressly conferred upon the Board of Directors of the Corporation (the “Board of Directors”) by the provisions of Section 151 of the General Corporation Law of the State of Delaware and Article IV of the Certificate of Incorporation of the Corporation (“Certificate of Incorporation”), and in accordance with the terms of the Certificate of Designations establishing the Corporation’s Series B Mandatorily Convertible Preferred Stock, as amended through the date hereof (the “Certificate of Designations”), the Board of Directors adopted by unanimous written consent in lieu of a meeting the following resolution on July 10, 2014 amending the Certificate of Designations:

RESOLVED, that pursuant to the authority vested in the Board of Directors by the provisions of Article IV of the Certificate of Incorporation and applicable law the Certificate of Designations be and hereby is amended as follows:

1)	The following definitions provided in SECTION 2 are hereby added or amended and restated as follows:

““Mandatory Conversion Date” shall mean, with respect to each Share of Preferred Stock held by any Holder, the date of the consummation of a Qualified Public Offering.

“Qualified Public Offering” shall mean the first public offering of the Common Stock (a) in which the aggregate gross proceeds to the Company and the stockholders selling such Common Stock, if any, equal or exceed $400.0 million and (b) following which, such Common Stock is listed on a U.S. national securities exchange. For the avoidance of doubt, if a Qualified Public Offering does not successfully close, it shall not prevent a future public offering from qualifying and being treated as a “Qualified Public Offering”.”

2)	The following definitions provided in SECTION 2 are hereby deleted in their entirety:

““Permitted Selling Stockholder” shall mean each Person who may elect to include Shares of Registrable Common Stock in a registration statement for a Qualified Initial Public Offering pursuant to the terms of the Registration Rights Agreement, to the extent of the number of Shares of Registrable Common Stock that such Person is entitled to include in any such registration statement pursuant to the Registration Rights Agreement.

“Registrable Common Stock” shall have the meaning ascribed to such term in the Registration Rights Agreement.

“Registration Rights Agreement” shall mean the Amended and Restated Registration Rights Agreement dated as of April 8, 2013 among the Company and the other parties thereto, as the same shall be amended from time to time.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Designations to be signed by its duly authorized officer as of the date first written above.

ENERGY & EXPLORATION PARTNERS, INC.

By:	/s/ Brian C. Nelson
Brian C. Nelson
Executive Vice President and Chief Financial Officer

Certificate of Amendment to Certificate of Designations of Series B